Filed Pursuant to Rule 433
Registration Statement Number 333-232941
May 20, 2020

COMCAST CORPORATION
$1,500,000,000 1.950% NOTES DUE 2031
$800,000,000 3.750% NOTES DUE 2040
$1,700,000,000 2.800% NOTES DUE 2051

Final Term Sheet

Issuer	Comcast Corporation (the “Company”)
Guarantors	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
Issue of Securities

1.950% Notes due 2031

3.750% Notes due 2040

2.800% Notes due 2051

The 3.750% Notes due 2040 offered hereby (the “New 2040 Notes”) will form a part of the series of the Company’s currently outstanding 3.750% Notes due 2040 issued on March 27, 2020 (the “Existing 2040 Notes”), and will have the same terms as the Existing 2040 Notes, except the issue date and the offering price. The New 2040 Notes will have the same CUSIP number and ISIN as the Existing 2040 Notes and will trade interchangeably with the Existing 2040 Notes immediately upon settlement. The New 2040 Notes and the Existing 2040 Notes will constitute a single series under the Indenture for all purposes and will be fungible for U.S. federal income tax purposes. Upon issuance of the New 2040 Notes, the aggregate principal amount outstanding of the 3.750% Notes due 2040 will be $1,600,000,000.

Denominations	$2,000 and multiples of $1,000 in excess thereof
Use of Proceeds

The Company intends to use the net proceeds from the offering entirely for the refinancing of outstanding debt, including its 1.625% notes due January 15, 2022 ($700 million principal amount outstanding as of the date hereof), its 4.05% notes due August 1, 2046 ($1.43 billion principal amount outstanding as of the date hereof) and certain of its other debt securities with near term maturities. Affiliates of certain of the underwriters may be holders of the 1.625% notes due January 15, 2022 and 4.05% notes due August 1, 2046 and, accordingly, may receive a portion of the net proceeds from this offering.

Indenture	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee.
Trustee	The Bank of New York Mellon
Expected Ratings[1]	Moody’s: A3; S&P: A-; Fitch: A-
Joint Book-Running Managers	Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. RBC Capital Markets, LLC Commerz Markets LLC Morgan Stanley & Co. LLC
Co-Managers

BofA Securities, Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

DNB Markets, Inc.

ICBC Standard Bank Plc

PNC Capital Markets LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

Blaylock Van, LLC

Drexel Hamilton, LLC

Mischler Financial Group, Inc.

Multi-Bank Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Trade Date	May 20, 2020
Settlement Date	May 28, 2020 (T+5)
Risk Factors	Investing in the notes involves certain risks. See “Item 1A-Risk Factors” beginning on page 20 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. Please also read carefully the risk factor “The COVID-19 pandemic could have a material adverse effect on our businesses and results of operations” on page 35 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

________________

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

1.950% Notes Due 2031
Aggregate Principal Amount	$1,500,000,000
Maturity Date	January 15, 2031
Interest Rate	1.950% per annum, accruing from May 28, 2020 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	January 15 and July 15, commencing July 15, 2020
Benchmark Treasury	UST 0.625% due May 15, 2030
Benchmark Treasury Price/Yield	99-14 / 0.683%
Spread to Benchmark Treasury	+130 bps
Yield to Maturity	1.983%
Optional Redemption

The 1.950% Notes due 2031 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” The Redemption Price will equal, with respect to the 1.950% Notes due 2031, at any time prior to October 15, 2030 (three months prior to the maturity of the 1.950% Notes due 2031) (the “2031 Par Call Date”), the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the 2031 Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points, provided that, if the 1.950% Notes due 2031 are redeemed on or after the 2031 Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes; plus, in each case, accrued and unpaid interest thereon to the date of redemption.

Additional Issuances

An unlimited amount of additional 1.950% Notes due 2031 may be issued. The 1.950% Notes due 2031 and any additional 1.950% Notes due 2031 that may be issued may be treated as a single series for all purposes under the Indenture.

CUSIP / ISIN	20030N DM0 / US20030NDM02
Public Offering Price	99.686% plus accrued interest, if any, from May 28, 2020
Underwriters’ Discount	0.400%
Net Proceeds to Comcast, Before Expenses	99.286% per $1,000 principal amount of 1.950% Notes due 2031; $1,489,290,000 total

3.750% Notes Due 2040
Aggregate Principal Amount	$800,000,000
Maturity Date	April 1, 2040
Interest Rate	3.750% per annum, accruing from March 27, 2020 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	April 1 and October 1, commencing October 1, 2020
Benchmark Treasury	UST 2.000% due February 15, 2050
Benchmark Treasury Price/Yield	114-28+ / 1.387%
Spread to Benchmark Treasury	+135 bps
Yield to Maturity	2.737%
Optional Redemption

The 3.750% Notes due 2040 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” The Redemption Price will equal, with respect to the 3.750% Notes due 2040, at any time prior to October 1, 2039 (six months prior to the maturity of the 3.750% Notes due 2040) (the “2040 Par Call Date”), the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the 2040 Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 40 basis points, provided that, if the 3.750% Notes due 2040 are redeemed on or after the 2040 Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes; plus, in each case, accrued and unpaid interest thereon to the date of redemption.

Additional Issuances

An unlimited amount of additional 3.750% Notes due 2040 may be issued.  The 3.750% Notes due 2040 and any additional 3.750% Notes due 2040 that may be issued may be treated as a single series for all purposes under the Indenture.

CUSIP / ISIN	20030N DH1 / US20030NDH17
Public Offering Price	115.131% of principal amount plus accrued interest from March 27, 2020
Underwriters’ Discount	0.600%
Net Proceeds to Comcast, Before Expenses	114.531% per $1,000 principal amount of 3.750% Notes due 2040 plus accrued interest from March 27, 2020; $921,331,333.33 total

2.800% Notes Due 2051
Aggregate Principal Amount	$1,700,000,000
Maturity Date	January 15, 2051
Interest Rate	2.800% per annum, accruing from May 28, 2020 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	January 15 and July 15, commencing July 15, 2020
Benchmark Treasury	UST 2.000% due February 15, 2050
Benchmark Treasury Price/Yield	114-28+ / 1.387%
Spread to Benchmark Treasury	+145 bps
Yield to Maturity	2.837%
Optional Redemption

The 2.800% Notes due 2051 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” The Redemption Price will equal, with respect to the 2.800% Notes due 2051, at any time prior to July 15, 2050 (six months prior to the maturity of the 2.800% Notes due 2051) (the “2051 Par Call Date”), the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the 2051 Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points, provided that, if the 2.800% Notes due 2051 are redeemed on or after the 2051 Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes; plus, in each case, accrued and unpaid interest thereon to the date of redemption.

Additional Issuances

An unlimited amount of additional 2.800% Notes due 2051 may be issued. The 2.800% Notes due 2051 and any additional 2.800% Notes due 2051 that may be issued may be treated as a single series for all purposes under the Indenture.

CUSIP / ISIN	20030N DL2 / US20030NDL29
Public Offering Price	99.248% plus accrued interest, if any, from May 28, 2020
Underwriters’ Discount	0.750%
Net Proceeds to Comcast, Before Expenses	98.498% per $1,000 principal amount of 2.800% Notes due 2051; $1,674,466,000 total

It is expected that delivery of the notes will be made against payment therefor on or about May 28, 2020, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611 and RBC Capital Markets, LLC at 1-866-375-6829.